UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               Panda Ethanol, Inc.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    698338100
                                 (CUSIP Number)

                                December 31, 2008
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                               Page 1 of 11 Pages

CUSIP No. 698338100                   13G/A                  Page 2 of 11 Pages
-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            GLG European Long-Short Fund
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            0
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            CO
-----------------------------------------------------------------------

CUSIP No. 698338100                   13G/A                  Page 3 of 11 Pages
-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            GLG European Long-Short (Special Assets) Fund
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,338,155 Shares
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    2,338,155 Shares
-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,338,155 Shares
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            6.11%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            CO
-----------------------------------------------------------------------

CUSIP No. 698338100                   13G/A                  Page 4 of 11 Pages
---------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            GLG North American Opportunity Fund
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,670,289 Shares
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    1,670,289 Shares
-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,670,289 Shares
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            4.36%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
-----------------------------------------------------------------------

CUSIP No. 698338100                   13G/A                  Page 5 of 11 Pages
---------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            GLG Partners LP
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United Kingdom
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    5,009,732 Shares
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    5,009,732 Shares
-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,009,732 Shares
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            13.09%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
-----------------------------------------------------------------------

CUSIP No. 698338100                   13G/A                  Page 6 of 11 Pages
-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            GLG Partners Limited
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United Kingdom
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    5,009,732 Shares
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    5,009,732 Shares
-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,009,732 Shares
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            13.09%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IA, HC
-----------------------------------------------------------------------

CUSIP No. 698338100                   13G/A                  Page 7 of 11 Pages
-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            GLG Partners, Inc.
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    5,009,732 Shares
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    5,009,732 Shares
-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,009,732 Shares
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            13.09%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            CO
-----------------------------------------------------------------------

CUSIP No. 698338100                   13G/A                  Page 8 of 11 Pages

This Amendment No. 2 (this "Amendment") amends the statement on Schedule 13G filed on November 16, 2006, as amended by Amendment No. 1 filed on February 14, 2008 (as amended, the "Schedule 13G") with respect to shares of Common Stock, par value $0.001 per share (the "Shares") of Panda Ethanol, Inc., a Nevada corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 2(a), 4 and 5 in their entirety as set forth below.


Item 2(a).  Name of Person Filing

        This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons," with respect to Shares (as defined in Item 2(d) below) of the Company:

        FUNDS

        (i) GLG European Long-Short (Special Assets) Fund (the "Special Assets Fund"), with respect to the Shares held by it.

        (ii) GLG North American Opportunity Fund (the "NAO Fund"), with respect to the Shares held by it.

        INVESTMENT MANAGER

        (iii) GLG Partners LP (the "Investment Manager"), with respect to the Shares held by the Special Assets Fund, GLG NAO and certain other funds to which the Investment Manager serves as investment manager (the "GLG Funds").

        GENERAL PARTNER

        (iv) GLG Partners Limited (the "General Partner"), which serves as the general partner of the Investment Manager, with respect to the Shares held by each of the GLG Funds.

        PARENT COMPANY

        (v) GLG Partners, Inc. (the "Parent Company"), which indirectly wholly owns the General Partner, with respect to the Shares held by each of the GLG Funds.

The Investment Manager serves as the investment manager to each of the GLG Funds. The General Partner serves as the general partner to the Investment Manager. The Parent Company indirectly wholly owns the General Partner.


Item 4.   Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. Based upon the Company's Quarterly Report filed on Form 10-Q on November 14, 2008 for the

CUSIP No. 698338100                   13G/A                  Page 9 of 11 Pages

        quarterly period ended September 30, 2008, the Company had 38,285,664 Shares outstanding as of November 7, 2008.

       The Investment Manager, which serves as the investment manager to each of the GLG Funds, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. The Investment Manager exercises its investment authority directly or indirectly through various entities, including, without limitation, GLG Inc. The General Partner, as general partner to the Investment Manager, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. Each of Emmanuel Roman, Pierre Lagrange and Noam Gottesman are Managing Directors of the General Partner. The Parent Company, which indirectly wholly owns the General Partner, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. Each of the Investment Manager, the General Partner, the Parent Company, GLG Inc., Emmanuel Roman, Pierre Lagrange and Noam Gottesman hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.


Item 5.  Ownership of Five Percent or Less of a Class

        As of the date hereof, GLG European Long-Short Fund no longer beneficially owns any Shares of the Company and has ceased to be a Reporting Person with respect to the Shares.


Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 9, 2009, by and among GLG European Long-Short (Special Assets) Fund, GLG North American Opportunity Fund, GLG Partners LP, GLG Partners Limited and GLG Partners, Inc.

CUSIP No. 698338100                   13G/A                  Page 10 of 11 Pages

                                   SIGNATURES

       After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 10, 2009


GLG EUROPEAN LONG-SHORT FUND

    By: GLG Partners LP,
    as its Investment Manager

GLG EUROPEAN LONG-SHORT (SPECIAL ASSETS) FUND

    By: GLG Partners LP,
    as its Investment Manager

GLG NORTH AMERICAN OPPORTUNITY FUND
    By: GLG Partners LP,
    as its Investment Manager

GLG PARTNERS LP
    Individually and in its capacity as Investment Manager of GLG European Long-Short Fund, GLG European Long-Short (Special Assets) Fund and GLG North American Opportunity Fund

GLG PARTNERS LIMITED
    Individually and in its capacity as General Partner of GLG Partners LP

    By: /s/ Victoria Parry
        ------------------
        Victoria Parry
        Senior Legal Counsel of GLG Partners LP

    By: /s/ Emmanuel Roman
        ------------------
        Emmanuel Roman
        Managing Director


GLG PARTNERS, INC.

    By: /s/ Alejandro R. San Miguel
        ---------------------------
        Name:  Alejandro R. San Miguel
        Title: General Counsel and Corporate Secretary

CUSIP No. 698338100                   13G/A                  Page 11 of 11 Pages


                                   EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, $0.001 par value, of Panda Etahnol, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 10, 2009


GLG EUROPEAN LONG-SHORT (SPECIAL ASSETS) FUND

    By: GLG Partners LP,
    as its Investment Manager

GLG NORTH AMERICAN OPPORTUNITY FUND
    By: GLG Partners LP,
    as its Investment Manager

GLG PARTNERS LP
    Individually and in its capacity as Investment Manager of GLG European Long-Short (Special Assets) Fund and GLG North American Opportunity Fund

GLG PARTNERS LIMITED
    Individually and in its capacity as General Partner of GLG Partners LP

    By: /s/ Victoria Parry
        ---------------------------
        Victoria Parry
        Senior Legal Counsel of GLG Partners LP

    By: /s/ Emmanuel Roman
        ---------------------------
        Emmanuel Roman
        Managing Director




GLG PARTNERS, INC.

    By: /s/ Alejandro R. San Miguel
        ---------------------------
        Name:  Alejandro R. San Miguel
        Title: General Counsel and Corporate Secretary